3-21-02

SECURITIES AND EXCHANGE COMMISSION
[redacted]ashington, DC 20549

02029524

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 21 March 2002

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F** ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No** X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

c:\msoff\win
\aud\court\issues\stockex

Bank of Ireland
Group

News Release

BANK OF IRELAND GROUP

Pre Close Statement

Year to March 31 2002

Overview

- Satisfactory increase expected in Alternative Earnings per Share – up by a low double digit percentage.
- Strong capital ratios.
- Good asset quality with little adverse impact from economic downturn.
- Strong performance expected in Retail Banking in the Republic of Ireland despite economic slow-down.
- A significant expected clawback in the Life & Pensions embedded value investment charge reported in September 2001.
- Excellent growth in Wholesale Financial Services expected, with a strong Treasury performance and increased international lending.
- Re-positioning of Financial Services UK with a modest increase expected in Sterling profits.
- Excellent asset gathering performance by Bank of Ireland Asset Management partly offsetting stock market weakness.

Issued by Group Public Affairs, Bank of Ireland Group
Head Office, Lower Baggot Street, Dublin 2. Telephone 6615933. Fax 6615675

Bank of Ireland Group

Pre close briefing with analysts

Bank of Ireland Group will meet analysts ahead of its close period for the year ending 31 March 2002. This statement is issued in advance of the meetings.

Bank of Ireland Group

The Group expects to report low double digit percentage growth in alternative earnings per share compared to the prior year.

Pre-tax profit before goodwill amortisation is expected to increase by a low single digit percentage, impacted by some short-term cost trends evident at the half year and the change in the accounting treatment of the cost of the perpetual securities raised during March 2001 required under UITF 33. Net interest income and non interest income will increase by a low double digit percentage, assisted by strong volume growth in key businesses, partly offset by the downturn in equity markets. The Group net interest margin will be lower compared to last year arising from margin pressures in some businesses.

As indicated at the half year, the adverse gap between cost and income growth, excluding the costs associated with acquisitions, has been significantly bridged. Costs for the full year will increase by a mid-teen percentage. A significant proportion of this increase is accounted for by the migration of UK Financial Services towards a more diversified business model, with a consequent increase in its cost/income ratio. Euro implementation costs will be c. €45m for the year.

The alternative earnings per share calculation excludes the costs associated with the Group Transformation Programme, expected to be c. €37 million for the year, and goodwill amortisation.

The Group continues to maintain strong capital ratios.

The pre close statement reflects the organisational changes announced in January 2002 and the results have been correspondingly re-stated. In addition, the Group will adopt FRS19 (deferred taxation) and UITF abstract 33 (obligations in capital instruments) which will have minor restatement effects*. The Group will adopt FRS17 (Pensions) on a transitional basis.

The slides for operating units for the six month periods to 30 September 2000, 31 March 2001 and 30 September 2001 have been re-stated*.

Asset Quality

The Group continues to maintain high asset quality standards and was little affected by the various adverse economic developments of the past year. The loan loss charge and arrears balances as a percentage of the total loan book are expected to be virtually unchanged, year on year, with a stable credit grade profile across the Group.

OPERATING PERFORMANCE BY BUSINESS

Retail Banking Republic

This business is expected to report a low double digit percentage increase in profits, despite the economic slow-down and increased euro implementation costs.

Volumes of both resources and lending have increased by approximately 15% and 14% respectively. Mortgages are expected to increase by 22%, with mortgage margins stable year on year, and other lending is expected to increase by 9%. With some reduction in net interest margin, net interest income is expected to increase by a low double digit percentage. Against the background of the economic slowdown and the foot and mouth restrictions earlier in the year, a satisfactory increase is expected in non-interest income, with growth of a high single digit percentage. Loan losses increased but remain at a satisfactory level. Excluding the effect of the Euro implementation costs, costs increased by a high single digit percentage.

Life & Pensions

Annual premium equivalent sales are performing strongly and are well ahead of the comparable period last year, boosted by the response to the new Government Special Savings contract. The change in the product mix is expected to result in lower margins. Profits from new and existing business are expected to be ahead of last year by a low double digit percentage.

The Life & Pensions embedded value investment charge, reported in September 2001, while still subject to market volatility is expected to significantly reverse.

Profits from this business are expected to be less than the prior year by a high single digit percentage.

Wholesale Financial Services

Wholesale Financial Services is expected to show a low twenties percentage year on year profit growth, reflecting good performances in all its main business lines.

Mid teen percentage loan volume growth is expected in Corporate banking, driven by growth in international lending. Resources are also expected to be well ahead. Net interest margin is expected to be stable on last year.

Treasury and International banking performed very strongly.

Income growth will significantly exceed cost growth for the division.

Loan loss charge as a percentage of the division's loan book is somewhat higher than last year and remains satisfactory.

Financial Services UK

Low single digit percentage Sterling profit growth, pre-goodwill, is expected from this division. Margin on average assets will show a small reduction, reflecting the decline in savings margins over the year. Margins in Bristol & West have reduced from the prior year although there was some recovery in the second half of the year as a consequence of not pursuing growth in resources and by the continued diversification into higher margin, non-standard lending. Margins in the retail banking operations in Great Britain and Northern Ireland have also reduced, primarily as a result of base rate reductions. The proportion of income derived from non funds based income sources has increased over the period, reflecting Bristol & West's strategy to diversify and build advice-based income sources. Such activities are less demanding on capital and less vulnerable to margin pressures, but have inherently higher costs. As a consequence of this strategy the cost income ratio in the division is expected to rise.

The UK lending book is expected to increase by high single digit percentage over the year, with good increases across each of the residential, commercial and other lending books. Bristol & West non-standard lending is expected to constitute about 16% of the UK residential book at year end, or 12% of the total UK loan book. The resources book is expected to be unchanged.

Asset quality has improved across the UK lending books. Arrears emergence on Bristol &West's non-standard product types are in line with standard lending levels, a good result.

Asset & Wealth Management Services

The financial impact of the fall in stock market values during the period was partly mitigated by record levels of new assets acquired by Bank of Ireland Asset Management (BIAM) and continued revenue growth in Bank of Ireland Securities Services (BOISS). Assets under management in BIAM are expected to grow by low double digit percentage in the twelve months to March. BIAM's investment performance relative to peers continues to be strong. BOISS continues to grow its business in partnership with its customers.

Revenue and profit in the second half of the year will show a marked improvement over the first half of the year. Overall, we expect to see a single digit percentage decline in profits in Asset & Wealth Management Services, an encouraging performance given equity markets volatility in the period.

*Re-stated slides for the three prior six month periods can be viewed on the Bank of Ireland Group web-site – www.bankofireland.ie/investor

ENDS

21 March 2002

Preliminary Results for the year to 31 March, 2002 will be published on Thursday, May 16, 2002.

For further information:

Mary King	Head of Group Investor Relations	353 1 604 3501
John O'Donovan	Group Chief Financial Officer	353 1 632 2054
David Holden	Head of Group Public Affairs	353 1 604 3833

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

T.H. Forsyth
Group Secretary

Date: 21 March 2002

c:\msoff\win
\aud\court\issues\stockex